

Mail Stop 7010

December 14, 2006

Mr. Peter Tiedemann
Chief Financial Officer
Olympus Pacific Minerals Inc.
Suite 500
10 King Street
East Toronto, Ontario, Canada   M5C 1C3

Re: Olympus Pacific Minerals Inc.
Registration Statement on Form 20-F
Filed November 16, 2006
File No. 0-52324

Dear Mr. Tiedemann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing, or January 15, 2006. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

2. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

3. We note that you completed private placements in 2003, 2004, 2005 and earlier in 2006. Disclose where you conducted the private placements. If in the U.S., disclose the exemption from registration upon which you relied and the facts that made the exemptions available.

Identity of Directors, Senior Management and Advisors

Directors and Senior Management. page 5

4. Please provide the business addresses of your directors and senior managers as required by Item 1.A of Form 20-F.

Auditor, page 6

5. Please identify the professional body in which your auditors have a membership as required by Item 1.C of Form 20-F.

Key Information

Selected Financial Data, page 8

6. Please provide the exchange rate information for the previous six months as required by Item 3.A.3(b).

Risk Factors, page 9

7. Several of your Risk Factors could apply to any mining company. You should cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete "boilerplate risks," or revise them to explain how they specifically relate to your operations. For example, in the risk factor "Not all of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit," you discuss several reasons that affect whether a mineral deposit is commercially viable, including proximity to infrastructure and

government regulations. Proximity to infrastructure would only be a risk if your properties are not close to proper infrastructure. Similarly, discuss specifically the government regulations that adversely affect your operations.

As another example, in the risk factor entitled "Title to Assets Can Be Challenged or Impugned," you state that "[i]n some countries…," and "in many countries…," processes for recording claims may not ensure valid title. Revise to address how the processes in the countries in which you have property affect your operations.

In addition, rather that stating that a factor could "adversely affect" your business, the subheading should indicate what the adverse effects may be, such as reduced income or revenues, higher costs or cessation of your business. State the risk directly and plainly, eliminating statements such as "no assurance can be given" and "we cannot be certain."

8. Eliminate language that mitigates the risk you present. For example, in the risk factor entitled "Not all of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit," please delete the third sentence. Please revise the first sentence to delete the clause referring to "a combination of careful evaluation, experience and knowledge…." Finally, please revise the second sentence to delete the clause "[w]hile the discovery of an ore body…."

As another example, in the risk factor entitled "We Will Not be Able to Insure Against all Possible Risks" delete the fifth sentence in regard to the insurance you have obtained.

As a final example, in the risk factor entitled "Title to Assets Can Be Challenged or Impugned" delete the first clause beginning with "[a]lthough the company has or will receive title opinions…."

Information on the Company

History and Development of the Company, page 13

9. We note your statement that applications for additional properties in Vietnam and adjacent countries have been filed and are being reviewed by the government. Please state the status of the reviews, when you expect them to be completed and identify the other countries.

10. We note your recent announcement that you have entered into an agreement to earn a 60% interest in the Capcapo Project in the Philippines. Please discuss the material provisions of this agreement, identify the parties to it and file it as an exhibit. Please also address the acquisition in your MD&A, including how you

will pay for it and how the project will affect your cash flow, capital expenditures, and liquidity. Also provide trend information as required by Item 5.D.

11.   We note your recent announcement that you intend to make an all equity takeover of Zedex Minerals Limited, and change your name to Olympus Gold Inc. Disclose the background of the proposed transaction, describe the negotiating process and explain how and by whom the amount and type of the consideration was determined.   Clarify the role of any participants which are related parties or which otherwise have potential conflicts of interest. We note that Zedex Minerals Limited owns 16.39% of your stock and is an affiliate of two of your directors, Messers. Patterson and Seton. State whether the planned takeover was approved by a majority of the disinterested directors of Olympus.

Discuss your future strategy in regard to the combined company and the material features of the planned takeover. Address the proposed acquisition in your MD&A, including how it will affect your cash flow, capital expenditures and liquidity. Also provide trend information as required by Item 5.D.

Organizational Structure, page 17

12.   Please provide the country of organization for each of your subsidiaries.

Property Description and Location, page 19

13.   You state that Minco has not yet contributed to the legal capital of PSGC. Please state whether, as a result, you have had to contribute its share of the legal capital and, if so, state the amount. Add a risk factor to discuss this risk, if appropriate.

14.   You state that within 12 months of the license grant of January 23, 2006, construction of a process plant must start. Please state the status of the construction of the plant, its cost to date, and expected cost to completion.

15.   You state that the PSGC exploration license is in the process of being renewed. Please advise if this is the same as the mining license or investment license described earlier. If not, please describe the nature of this license, and state its term. Please state when it is expected to be renewed. Add a risk factor to discuss this risk if appropriate.

Bong Mieu Gold Property

Property Description and Location, page 27

16.   You state that the Bong Mieu exploration license is in the process of being renewed. Please advise if this is the same as the mining license or investment

license described earlier. If not, please describe the nature of this license, and state its term. Please state when it is expected to be renewed. Add a risk factor to discuss this risk if appropriate.

Operating and Financial Review and Prospects, page 33

Overview

17.   Please provide information regarding any governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the company's operations or investments by US shareholders. *See* Item 5.A.4.

18.   Please update you discussion of the completion of the Ho Gan plant.

Operating Results

Bong Mieu Property, page 33

19.   You state that you have a refining contract with Argor. State whether this is your only customer. If so, add a risk factor discussing the risks to the company if Argor should go out of business or fail to pay for your product. Finally, file the contract as an exhibit to the registration statement.

Liquidity and Capital Resources, page 35

20.   Please describe all of the material terms of your loan with Macquarie Bank. We note, for example that it is secured by certain property and that the loan limits your ability to incur additional debt and take certain actions without the lender's consent.

21.   State whether there is any legal or economic restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact any such restrictions have on your ability to meet cash obligations.

Directors, Senior Management and Employees

Directors and Senior Management, page 37

22.   We note that you state on page 18 that subsequent to closing of the Vend-In Agreement, Zedex Ltd. and Ivanhoe each have the right to nominate two directors.   Please state whether these companies, or their assignees, retain the

right to nominate directors. Please state whether Zedex Ltd. and Zedex Minerals Limited are the same company, or are otherwise affiliated with each other.

23.	In each of your officer's and director's biographies, please name the companies that are listed on public stock exchanges.

24.	Please state whether David Seton and John Seton are related.

25.	We note that you state on page 5 that Messers. Tiedemann and Patterson spend less that 100% of their time on company business. Briefly describe their other business activities.

Termination Agreements for Directors and Senior Officers, page 39

26.	Please file as exhibits the management services agreements that you have with Orangue Holdings Limited, Momentum Resources International Pty Ltd., Action Management Ltd., and Mr. Dahn. Please also file as an exhibit the consulting agreement with Mr. Baylis.

Stock Option Plan, page 40

27.	Please file the stock option plan as an exhibit.

Details of Share Ownership, page 42

28.	We note your footnote at the bottom of this table. Please refer to the definition of beneficial ownership in Regulation 13d-3 of the Securities Exchange Act of 1934 to determine whether the shares that can be acquired upon exercise of stock options should be included in the table. Please advise.

Related Party Transactions, page 44

29.	In subsection (b) identify the companies and the officers to whom you paid management fees and reimbursed expenses. Identify the expense that were reimbursed.

30.	In subsection (c) identify the company to whom you paid legal fees. Identify the company and the officer to whom consulting fees were paid.

31.	In subsections (e) and (f), please describe the material terms of the contracts with Dragon Capital and file them as exhibits.

32.   Please indicate which transactions described in this section are expected to continue in the future. Also disclose whether the terms of the transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

 The Offer and Listing

 Common Share Trading Information, page 45

33.   Please provide the price history of the common stock for the most recent six months and most recent full financial quarter.

 Additional Information

 Share Capital, page 47

34.   Please provide the information required by Item 10.A.4 in regard to outstanding warrants and options.

Dividends and Paying Agents, page 56

35.   We note your statement that there are no restrictions on your payment of dividends. However, we note Section 10.20 of your loan agreement with Macquarie Bank requires their consent to pay dividends. Please advise.

Exhibits, page 58

36.   Please file each of the Schedules to your Certificate of Status.

Financial Statements – December 31, 2005

Note 14 – Differences from United States Generally Accepted Accounting Principles, page F-14

37.   We note that as of December 31, 2004 and 2005, you report C$10 million as capitalized mineral property costs under both Canadian and U.S. GAAP. Based on your disclosure in Note 4 on page F-8, it appears that these capitalized mineral property costs relate to mining, investment and exploration licenses.

        Please expand your disclosure to provide details of these costs, including a breakdown of your capitalized cost total by license type, with a discussion of how and when you acquired them, their remaining useful lives when acquired and presently, and the nature and timing of activities associated with the licenses you have planned.

It should also be clear when you were first able to claim probable and proven reserves on properties for which you capitalize costs under U.S. GAAP. Tell us how you were able to support recoverability of such costs under the SFAS 144 impairment testing that you performed for U.S. GAAP reporting purpose at each balance sheet date.

Please make similar changes to the related disclosures in your interim financial statement Note 13 on page F-28.

Financial Statements – June 30, 2006

Note 14 – Subsequent Events, page F-29

38.   We note that you issued press releases on November 23, 2006 announcing your agreement to earn a 60% interest in the Capcapo Project in the Philippines, and on November 24, 2006 announcing your intent to acquire Zedex Minerals Limited. Please add discussions of these transactions to your note disclosure.

Additionally, please provide your analysis of significance under Rule 3-05 of Regulation S-X in determining whether pro forma financial information and separate financial statements are required for your planned business acquisition of Zedex Minerals Limited, pursuant to Instruction 1 to Item 8 of Form 20-F. You may refer to FRC 506.02.c.ii for clarification of requirements pertaining to probable business acquisitions.

Engineering Comments

Key Information, page 6

Risk Factors, page 9

39.   Given the status of your properties, it would be appropriate to include risk factors that address the risks associated with reserve estimates that are based only on a pre-feasibility study. Please address the risks associated with the following points:

- The limited amount of drilling completed to date.

- The process testing limited to small pilot plants and bench scale testing.

- The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

- The preliminary nature of the mine and processing concepts.

- The resulting preliminary cost estimates.

- Metallurgical recoveries.

- The history of pre-feasibility studies typically underestimating capital and operating costs.

Information on the Company, page 13

Property, Plant and Equipment, page 17

General

40.   Please expand your disclosure to include a brief description of your active open pit and underground mining operations. Describe the major equipment utilized, general manpower requirements, mine development activities, and maintenance or support activities. Please disclose the production history covering the last three years for each of these mining operations, where applicable.

41.   We note that along with the estimates of resources and reserves disclosed for the Phuoc Son and Bong Mieu properties on pages 25 and 31 you state a specific cutoff grade utilized in determining the resources and reserves. Please provide a discussion of the parameters used to develop this economic cutoff grade estimate in a narrative adjacent to the resource and reserve tables. These parameters should include estimated mining, processing, and G & A costs, metallurgical recoveries and 3-year historical commodity prices.

Phuoc Son Gold Property, page 18

Property Description and Location, page 19

42.   Figure 2 illustrates the Phuoc Son property, the Dak Sa Project area and discloses two underground mines, the Bai Dat and the Bai Go underground mines. Please clarify within the text that these properties correspond to the South and North underground deposits, if true; and that the proposed underground operations will be adjacent to or an extension of these existing mining operations, provided this is your intent.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or, in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler if you have any questions about the engineering comments at (202) 551-3718. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: P. Campagnoni (by facsimile)
L. Dang
K. Hiller
D. Levy
K. Schuler